Issuer Free Writing Prospectus, dated December 4, 2017

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Nos. 333-203259 and 333-203259-02

Pricing Term Sheet

Genesis Energy, L.P.

Genesis Energy Finance Corporation

$450,000,000 6.250% Senior Notes due 2026

December 4, 2017

Issuers:	Genesis Energy, L.P. and Genesis Energy Finance Corporation
Title of Securities:	6.250% Senior Notes due 2026 (the “Notes”)
Aggregate Principal Amount:	$450,000,000
Net Proceeds (after estimated offering expenses):	$441,750,000

Final Maturity Date:	May 15, 2026
Issue Price:	100.000%, plus accrued interest, if any, from December 11, 2017
Interest Rate:	6.250%
Yield to Maturity:	6.250%
Spread to Benchmark Treasury:	+389 bps
Benchmark Treasury:	UST 1.625% due May 15, 2026
Interest Payment Dates:	May 15 and November 15, beginning on May 15, 2018
Interest Record Dates:	May 1 and November 1
Optional Redemption:	Make-whole call at T+50 until February 15, 2021
	On or after February 15, 2021, at the prices set forth below for the twelve-month period beginning on February 15 of the years indicated below, plus accrued and unpaid interest:
	Year	Percentage
	2021	104.688%
	2022	103.125%
	2023	101.563%
	2024 and thereafter	100.000%

Equity Clawback:	Up to 35% at 106.250% prior to February 15, 2021
Joint Book-Running Managers:

Citigroup Global Markets Inc.

SMBC Nikko Securities America, Inc.

Wells Fargo Securities, LLC

ABN AMRO Securities (USA) LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

BMO Capital Markets Corp.

Capital One Securities, Inc.

Deutsche Bank Securities Inc.

DNB Markets, Inc.

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

Co-managers:	BBVA Securities Inc. Fifth Third Securities, Inc. Regions Securities LLC

Trade Date:	December 4, 2017
Settlement Date:	December 11, 2017 (T+5)
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Distribution:	SEC Registered
CUSIP / ISIN Numbers:	CUSIP: 37185LAK8

ISIN: US37185LAK89

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated December 4, 2017. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

The issuers have filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the issuers’ prospectus in that registration statement and any other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in this offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146.